B APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        April 21, 2006

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	April 21, 2006	By	/ s / W.J. Adams
(Signature)*
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AnorMED Inc. 200 - 20353 64th Avenue Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

ANORMED SHAREHOLDERS VOTE OVERWHELMINGLY FOR NEW SHAREHOLDER-NOMINATED BOARD

New Board Immediately Starts Working For Positive Change

in Strategic Direction and Governance

For Immediate Release:

April 21, 2006

Vancouver, B.C. - Shareholders of AnorMED Inc. (TSX:AOM, AMEX:AOM) today voted overwhelmingly to elect a new, independent and experienced Board of Directors to work for the benefit of all shareholders.

At a Special Meeting of Shareholders, approximately 74% of the shares voted in support of the eight directors nominated by Baker Bros. Advisors, LLC, on behalf of the funds it manages that are collectively AnorMED’s largest shareholder.  The directors nominated by management and the previous Board received approximately 26% of the votes cast.

The following individuals were elected as Directors of AnorMED:

▪

Felix J. Baker, Ph.D. Managing Member of Baker Bros. Advisors, LLC

▪

Joseph P. Dougherty, Ph.D. Managing Director of Seaview Securities LLC

▪

Henry Fuchs, M.D., Ph.D., Executive Vice President and Chief Medical Officer, Onyx Pharmaceuticals

▪

Kenneth Galbraith, President, Gigha Consulting Ltd.

▪

Jacques R. Lapointe, Chairman, Conjuchem Inc.

▪

I. Berl Nadler, Partner, Davies Ward Phillips & Vineberg LLP

▪

Kelvin Neu, M.D., Associate, Baker Bros. Advisors, LLC

▪

Klaus Veitinger, M.D., Ph.D, Member of the Executive Board and Chief Executive Officer, U.S. & Asian Operations, Schwarz Pharma AG

Immediately following the Special Meeting, the Board of Directors named Mr. Galbraith as Chair and appointed Dr. Michael Abrams, AnorMED’s President and Chief Executive Officer and Dr. William Hunter, Chief Executive Officer of Angiotech as additional Directors.

“This new Board of Directors is committed to maximizing long-term value for all AnorMED shareholders. It has already begun its work to effect positive change and to determine a new strategic direction for the Company,” Galbraith said. “We will ensure that AnorMED has the best corporate strategy for growth and that the Company follows the highest standards of independent and active corporate governance.”

In addition to the appointment of Mr. Galbraith as Chair, the Board appointed Dr. Veitinger as Vice-Chair of the Board and named the members of the four Committees of the Board to assist in the execution of the Board’s duties and responsibilities. Also, Mr. Nadler has been appointed as Ombudsperson under AnorMED’s Business Philosophy & Corporate Code of Ethics policies.

The Membership and Chairs for each Committee of the Board are:

▪

Audit and Risk Committee: Mr. Lapointe (Chair), Mr. Galbraith, Mr. Nadler and Dr. Veitinger

▪

Compensation Committee: Dr. Baker (Chair), Dr. Fuchs and Mr. Lapointe

▪

Nominating and Corporate Governance Committee: Dr. Dougherty (Chair), Dr. Baker and Mr. Galbraith

▪

Scientific Committee: Dr. Fuchs (Chair), Dr. Dougherty and Dr. Neu

Galbraith said the new Board anticipates working constructively with the Company’s management team to ensure that all critical programs and activities, especially the ongoing Phase III trials of Mozobil™, progress in a timely and appropriate manner while key strategic decisions are being reviewed. The Board will take steps to encourage management performance, including through the design of compensation plans that align management actions with shareholders’ interests. Where appropriate, the Board will supplement the management team with the required skills and expertise necessary to execute the Board’s approved strategic direction.

The Board will conduct a complete review of all corporate governance procedures to ensure they are consistent with best practices and that their implementation is always in the best interests of all shareholders. Necessary adjustments to governance practices will be reported to shareholders prior to the next annual meeting. The new Board is committed to an ongoing evaluation of the need to evolve through the addition of requisite skills and expertise consistent with the growth of the Company.

“AnorMED management and the new Board are completely aligned on the Company’s tremendous potential and are committed to transforming that into shareholder value,” said Abrams. “We look forward to working with the Board and drawing on its expertise.”

"All AnorMED shareholders should understand that a new era is beginning at their Company. This Board and this management team can – and will—make whatever changes are necessary to create and deliver value,” Galbraith said.

Felix Baker, a director of AnorMED and Managing Member of Baker Bros. Advisors, which had requisitioned the Special Meeting to elect the new Board, said,  “We are gratified by the support provided by our fellow shareholders throughout this process. We are confident this new Board will bring significant long-term benefits to all shareholders.”

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV. Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note: Certain of the statements contained in this press release may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws, including the Ontario Securities Act, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Statements or information regarding corporate strategy, future operations, review of corporate governance practices, and objectives of management and the board of directors are forward-looking statements. The words “anticipates, “believes”, “budgets”, “could”, “estimates”, “expects,” “forecasts”, “intends”, “may”, “plans”, ”projects”, “schedule”, “should”, “will”, “would” and similar expressions are intended to identify forward-looking statements or information, although not all forward-looking statements or information contain these identifying words. Plans, intentions or expectations disclosed in any forward-looking statements or information should not be read as guarantees of future results or events, and will not necessarily be accurate indications of whether or the times at or by which such results or events will be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Investors are referred to the discussion of such risks, uncertainties and other factors in AnorMED’s Final Short Form Prospectus dated December 1, 2005 filed on SEDAR with Canadian securities regulatory authorities and in Exhibit 99.1 to AnorMED's Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 23, 2005. Except as required by law, AnorMED expressly disclaims any intention and undertakes no obligation to update any forward-looking statements or information as conditions change.

For further information, contact:

Company Contact: Kenneth Galbraith, Chairman of the Board, AnorMED Inc., 604 889-5320

Media Contact: Karen Cook-Boas, 604 739-7500, kcook@hoggan.com